Appaloosa Management L.P. [Graphic omitted]

October 4, 2007

TO: THE MEMBERS OF THE BOARD OF DIRECTORS
 OF DANA CORPORATION
c/o Michael J. Burns
Chairman, President, and Chief Executive Officer
Dana Corporation
4500 Dorr Street
Toledo, Ohio  43615

Ladies and Gentleman:

We write in regard to the fully-financed Investment Proposal submitted to Dana representatives on September 21, 2007. Appaloosa provided a formal Bid Letter and full documentation for this proposal, engaged in detailed discussions with your representatives, and submitted revised documentation on October 3rd. From this process two things have become apparent: (1) Appaloosa's proposal is materially superior to the competing proposal from Centerbridge Capital Partners; and (2) your professionals and certain of your constituents intend to resist it while you go through the motions of a formal "auction" process.

Appaloosa has devoted significant time and resources to bettering the proposal put forth by Centerbridge. While we believe that our September 21st proposal offers the greatest value to the estate, we are certainly amenable to discussing compromises or alternatives that could further enhance the transaction for all parties. For example, we could envision a potential transaction structure in which Centerbridge invests $250mm in the Series A Preferred stock with controlling governance provisions, and Appaloosa provides the funding for $500mm Series B Preferred Stock investment and rights offering. We would also consider including members of the "ad hoc" bondholder group in such an amended transaction.

Appaloosa stands ready to complete a transaction consistent with our September 21st Bid Letter or pursue alternatives along the lines outlined above. Nonetheless, we will not participate endlessly in a process that is devoid of any intention to produce results. Pursuant to the time table outlined in your own bidding procedures, our offer will expire on October 9, 2007 absent a tangible commitment from you to some form of a transaction with Appaloosa.

Sincerely,


James E. Bolin
Partner
Appaloosa Management LP